EXHIBIT 8.1

List of Subsidiaries

1.	Telesp Celular S.A.

2.	Global Telecom S.A.

3.	Tele Centro Oeste Celular Participações

4.	Telebahia Celular S.A.

5.	Telergipe Celular

6.	Telerj Celular S.A.

7.	Telest Celular S.A.

8.	Celular CRT S.A.